

25002133

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PUBLIC

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

SEC FILE NUMBER
8-51520

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/24** AND ENDING **12/31/24**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Croft & Bender LP**

SEC Mail Processing

FEB 27 2025

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4401 Northside Parkway NW, Suite 395

(No. and Street)

Atlanta	**Georgia**	**30327**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ronald B. Goldman	**(404) 841-3131**	**rgoldman@croft-bender.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Bennett Thrasher LLP

(Name – if individual, state last, first, and middle name)

3300 Riverwood Parkway, Suite 700	**Atlanta**	**GA**	**30339**
(Address)	(City)	(State)	(Zip Code)
01/19/2010		4051	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Ronald B. Goldman _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Croft & Bender LP _____, as of 12/31 _____, 2 024 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Managing Director, Chief Compliance Officer

Lynn F Gallivan
Notary Public

SEC Mail Processing

FEB 27 2025

Washington, DC

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Croft & Bender LP

Financial Statements
with Supplementary Information
December 31, 2024



BT BENNETT THRASHER[LLP]

Report of Independent Registered Public Accounting Firm

To the Partners and Board of Directors
of Croft & Bender LP

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Croft & Bender LP as of December 31, 2024, and the related statements of income, changes in partners' capital, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Croft & Bender LP as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Croft & Bender LP's management. Our responsibility is to express an opinion on Croft & Bender LP's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Croft & Bender LP in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information
The Computation of Net Capital Pursuant to Rule 15c3-1, the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, and Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 as of December 31, 2024 have been subjected to audit procedures performed in conjunction with the audit of Croft & Bender LP's financial statements. The supplemental information is the responsibility of Croft & Bender LP's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to



Rule 15c3-1, the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, and Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 as of December 31, 2024 are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Croft & Bender LP's auditor since 2015.

Bennett Thrasher LLP

Atlanta, Georgia
February 25, 2025

Croft & Bender LP

Statement of Financial Condition
December 31, 2024

Assets

Current assets		
Cash	$	1,730,029
Due from related party		6,448
Accounts receivable		62,534
Contract assets		50,371
Prepaid expenses		91,682
Total current assets		1,941,064
Operating lease right of use asset		886,817
Furnishings and equipment, net		906
Other assets		26,409
Total assets	$	2,855,196

Liabilities and partners' capital

Current liabilities		
Accounts payable and accrued expenses	$	25,551
Operating lease liability		887,604
Deferred revenue		789,354
Total liabilities		1,702,509
Partners' capital		
Partners' capital		1,423,485
Accumulated deficit		(270,798)
Total partners' capital		1,152,687
Total liabilities and partners' capital	$	2,855,196

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

Croft & Bender LP (f/k/a Croft & Bender LLC) (the "Company") began operations in 1996 as an investment banking firm engaged in the business of providing merger and acquisition, capital raising and other financial advisory services. The Company also organized and manages C&B Capital III, L.P. and its parallel partnership, C&B Capital III (PF), L.P. (collectively referred to as "Fund III"), which is a private equity investment partnership referred to herein as the "Fund". The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority as a broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition

Performance Obligations
The Company recognizes revenue from contracts with customers when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to the customers. Revenue from a performance obligation satisfied over time is recognized by measuring the progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service.

Transaction Price and Variable Consideration
The amount of revenue recognized reflects the consideration ("transaction price") the Company expects to be entitled to in exchange for the transfer of the goods or services to the customer. In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when

7

uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of the Company's revenues from contracts with customers:

Investment Banking
Revenues from merger and acquisition and capital raising engagements consist of success fees, private placement fees, and retainer fees. These fees are recognized at the point in time when the related transaction is completed, as the performance obligation is to successfully execute a specific transaction. Fees received prior to the completion of the transaction (such as retainer fees) are recorded within deferred revenues in the accompanying statement of financial condition until the transaction is completed or the engagement is otherwise concluded or terminated.

A portion of the success fees the Company receives are considered variable as they are contingent upon a future event and are excluded from the transaction price until the uncertainty associated with the variable consideration is subsequently resolved, which is expected to occur upon achievement of the specified milestone.

Payment for success fees is generally due promptly upon closing of the transaction. The Company recognizes a receivable for fees where the completion of the milestone has occurred, but payment by the customer has not been received. The Company has elected the practical expedient to not assess the existence of a financing component for contracts where the Company expects that the period between the achievement of the milestone and the payment by the customer will be one year or less.

Expenses associated with investment banking engagements, which are explicitly reimbursable by the customer, are deferred and recorded as contract assets in the statement of financial condition until the transaction is completed or the engagement is otherwise concluded. Payments received from customers for reimbursed expenses which are received prior to the close of the transaction or conclusion of the engagement are deferred and recorded as a contract liability, within deferred revenue, in the statement of financial condition. Client reimbursement revenue and expenses are recorded on a gross basis in the statement of income, as the Company is acting as a principal in the arrangement. As of December 31, 2024, the Company had contract assets of $50,371.

During 2024, investment banking revenue was recognized from 18 clients, and 4 clients accounted for approximately 54% of such revenues. Investment banking engagement agreements with 14 clients were open at December 31, 2024.

Management Fees
Through a management agreement with the General Partner of the Fund, the Company provides management and advisory services and receives management fees based on (i) total capital commitments of the limited partners of the Fund during the initial investment period (five years from the final closing) and (ii) thereafter, on total capital contributions of the limited partners actually used to make portfolio investments, less the amount of such capital contributions attributable to the Fund's disposed investments.

Management fees are considered variable as they are subject to fluctuation (e.g. changes in capital commitments or capital contributions used to make portfolio investments) and are recognized only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is resolved. Management fees are included in revenue at the end of each quarter when the total capital commitments and capital contributions of limited partners of the Fund is known.

Cash

Cash represents interest and non-interest bearing deposits in a bank located in Georgia. From time to time, balances in interest and non-interest bearing accounts may exceed federally insured limits.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are due from clients mainly for providing investment banking services, and are stated at the amount the Company expects to collect, are uncollateralized and do not bear interest.

The collectability of accounts receivable balances is regularly evaluated based on a combination of factors such as client credit-worthiness, past transaction history with the client, current economic and industry trends, and changes in client payment terms. If it is determined that a client will be unable to fully meet its financial obligation, such as in the case of a bankruptcy filing or other material event impacting its business, a specific reserve for bad debt is recorded to reduce the related receivable to the amount expected to be recovered. As of December 31, 2024, management has concluded that an allowance for credit losses is not necessary.

Furnishings and Equipment

Furnishings and equipment, carried at cost less accumulated depreciation, consists of leasehold improvements, furniture and fixtures, software, and office equipment. Expenditures for maintenance and minor repairs are charged to expense as incurred. Expenditures for major additions and betterments are capitalized.

Depreciation and amortization is computed using the straight-line method based on the assets estimated useful lives. Estimated useful lives are as follows: 5 to 7 years for furniture and equipment, 3 years for software, and 8 years for leasehold improvements. Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the remaining life of the lease.

Leases

The Company accounts for its leases in accordance with FASB, ASC 842, *Leases* (ASC 842). In accordance with ASC 842, the Company is required to recognize a right of use asset and a lease liability for all leases (other than leases that meet the definition of a short-term lease). The lease liability is equal to the present value of lease payments, and the right of use asset is equal to the lease liability, adjusted for other factors. For income statement purposes, ASC 842 requires leases to be classified as either operating or financing. Operating leases result in a straight-line expense pattern while finance leases result in a front-loaded expense pattern.

Income Taxes

The Company is a limited partnership and, as such, its earnings and income taxes flow through directly to the partners.

Management of the Company considers the likelihood of changes by tax authorities in its filed income tax returns and discloses potential significant changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions in its filed income tax returns that require disclosure in the accompanying financial statements. The Company's income tax returns for 2021, 2022, and 2023 are subject to examination by tax authorities, and may change upon examination.

Segment Reporting
The Company is engaged in a single line of business as a securities broker-dealer, providing a single service within one line of business. The Company has identified the Managing Directors

as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date of the report, the date the financial statements were issued. Management has determined there were no subsequent events requiring recognition or disclosure in the financial statements.

2. Furnishings and Equipment

Furnishings and equipment consist of the following at December 31, 2024:

Furniture and fixtures	$209,539
Office equipment	80,497
Leasehold improvements	451,245
	741,281
Less accumulated depreciation	(740,375)
Furnishings and equipment, net	$ 906

Depreciation expense for the year ended December 31, 2024 amounted to $58,319.

3. Related Party Transactions

The partners of the Company are also principal owners and managing partners of a company, which is the General Partner of Fund III and its parallel partnership. Total management fees of $351,938 were earned from Fund III in 2024. At December 31, 2024, $1,441 is included in due from related party on the statement of financial condition from Fund III.

The Company has an agreement with the General Partner where the General Partner processes all payroll for the Company. The Company reimburses the General Partner for all payroll expenses. Total salaries and payroll taxes incurred by the General Partner during 2024 totaled $7,641,503 and are included in salaries and benefits expense on the statement of income.

The partners of the Company may sit on the Board of Directors of some of the clients of the Company, or may sit on or attend Board of Directors meetings of some portfolio companies of the Fund in exercise of the Fund's observation rights. The Company may, from time to time, enter into commercial arrangements with clients or vendors which have Board members or employees that are related parties to partners of the Company.

During 2024, the managing directors and vice presidents of the Company formed an entity, C&B Partners (Rentvine) LLC, to facilitate personal investments in a separate company, Rentvine LLC. At December 31, 2024, $5,007 is included in due from related party on the statement of financial condition from C&B Partners (Rentvine) LLC. Success fees earned from Rentvine LLC were $3,286,000 as of December 31, 2024 and are included in investment banking fees on the statement of income.

4. 401(k) Plan

The Company has adopted a 401(k) Plan that covers substantially all employees. Employees contribute voluntarily to the plan through salary reductions. The Company may contribute discretionary amounts as part of the employees' incentive compensation. The Company's contributions to the plan on behalf of the partners and employees totaled $170,158 for 2024.

5. Leases

Operating Leases

The Company assesses whether an arrangement qualifies as a lease (i.e., conveys the right to control the use of an identified asset for a period of time in exchange for consideration) at inception and only reassesses its determination if the terms and conditions of the arrangement are changed.

The Company has two non-cancelable operating lease agreements for office space and office equipment which expire in 2028. Lease expense is recognized for these leases on a straight-line basis over the lease term. The Company has made an accounting policy election to not apply the recognition requirement to leases with a term of less than one year (short term leases). There were no payments under short term leases during 2024.

The Company's leases include both lease (fixed rent payments) and non-lease components (common-area or other maintenance costs) which are accounted for as a single lease component as management has elected the practical expedient to group lease and non-lease components for all leases. The Company excludes options to extend or terminate a lease from its recognition as part of the right-of-use assets and lease liabilities until those options are reasonably certain and/or executed. Management has determined that the Company does not have any material guarantees, options to purchase, or restrictive covenants related to these leases.

The Company has made the election to apply the risk-free rate to discount lease payments to present value. As of December 31, 2024, the weighted-average discount rate is 4% and the weighted-average remaining lease term is 3.08 years.

Operating lease expense for the year ended December 31, 2024 totaled $233,328, of which $15,600 is included in office expense and $217,728 is included in occupancy expense in the accompanying statement of income. For the year ended December 31, 2024, cash paid for amounts included in the measurement of operating lease liabilities totaled $347,800.

As of December 31, 2024, the future minimum lease payments of operating lease liabilities are as follows:

Year	Amount
2025	298,230
2026	306,678
2027	315,405
2028	26,963
Total minimum future rental payments	947,276
Present value discount	(59,672)
Operating lease liability	$ 887,604

6.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) not exceed 15 to one. Net capital and the net capital ratio fluctuate on a daily basis. At December 31, 2024, the ratio of aggregate indebtedness to net capital was .1382 to one, and net capital was $914,337, which was $905,914 more than the required minimum net capital.

PUBLIC

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-51520

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 AND ENDING 12/31/24

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Croft & Bender LP**

SEC Mail Processing

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
~~FEB 27 2025~~

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.) **Washington, DC**

4401 Northside Parkway NW, Suite 395

(No. and Street)

Atlanta	**Georgia**	**30327**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ronald B. Goldman	**(404) 841-3131**	rgoldman@croft-bender.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Bennett Thrasher LLP

(Name – if individual, state last, first, and middle name)

3300 Riverwood Parkway, Suite 700	**Atlanta**	**GA**	**30339**
(Address)	(City)	(State)	(Zip Code)

01/19/2010	4051
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald B. Goldman _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Croft & Bender LP _____, as of 12/31 _____, 2 024 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
Managing Director, Chief Compliance Officer

Lynn F Gallivan
Notary Public

SEC Mail Processing

FEB 27 2025

Washington, DC

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Croft & Bender LP

Financial Statements
with Supplementary Information
December 31, 2024



BT **BENNETT THRASHER**

Report of Independent Registered Public Accounting Firm

To the Partners and Board of Directors
of Croft & Bender LP

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Croft & Bender LP as of December 31, 2024, and the related statements of income, changes in partners' capital, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Croft & Bender LP as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Croft & Bender LP's management. Our responsibility is to express an opinion on Croft & Bender LP's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Croft & Bender LP in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information
The Computation of Net Capital Pursuant to Rule 15c3-1, the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, and Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 as of December 31, 2024 have been subjected to audit procedures performed in conjunction with the audit of Croft & Bender LP's financial statements. The supplemental information is the responsibility of Croft & Bender LP's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to

BT **BENNETT
THRASHER**

Rule 15c3-1, the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, and Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 as of December 31, 2024 are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Croft & Bender LP's auditor since 2015.

Bennett Thrasher LLP

Atlanta, Georgia
February 25, 2025

Croft & Bender LP

Statement of Financial Condition
December 31, 2024

Assets

Current assets

Cash	$	1,730,029
Due from related party		6,448
Accounts receivable		62,534
Contract assets		50,371
Prepaid expenses		91,682
Total current assets		1,941,064
Operating lease right of use asset		886,817
Furnishings and equipment, net		906
Other assets		26,409
Total assets	$	2,855,196

Liabilities and partners' capital

Current liabilities

Accounts payable and accrued expenses	$	25,551
Operating lease liability		887,604
Deferred revenue		789,354
Total liabilities		1,702,509

Partners' capital

Partners' capital		1,423,485
Accumulated deficit		(270,798)
Total partners' capital		1,152,687
Total liabilities and partners' capital	$	2,855,196

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

Croft & Bender LP (f/k/a Croft & Bender LLC) (the "Company") began operations in 1996 as an investment banking firm engaged in the business of providing merger and acquisition, capital raising and other financial advisory services. The Company also organized and manages C&B Capital III, L.P. and its parallel partnership, C&B Capital III (PF), L.P. (collectively referred to as "Fund III"), which is a private equity investment partnership referred to herein as the "Fund". The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority as a broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition

Performance Obligations
The Company recognizes revenue from contracts with customers when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to the customers. Revenue from a performance obligation satisfied over time is recognized by measuring the progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service.

Transaction Price and Variable Consideration
The amount of revenue recognized reflects the consideration ("transaction price") the Company expects to be entitled to in exchange for the transfer of the goods or services to the customer. In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when

uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of the Company's revenues from contracts with customers:

Investment Banking
Revenues from merger and acquisition and capital raising engagements consist of success fees, private placement fees, and retainer fees. These fees are recognized at the point in time when the related transaction is completed, as the performance obligation is to successfully execute a specific transaction. Fees received prior to the completion of the transaction (such as retainer fees) are recorded within deferred revenues in the accompanying statement of financial condition until the transaction is completed or the engagement is otherwise concluded or terminated.

A portion of the success fees the Company receives are considered variable as they are contingent upon a future event and are excluded from the transaction price until the uncertainty associated with the variable consideration is subsequently resolved, which is expected to occur upon achievement of the specified milestone.

Payment for success fees is generally due promptly upon closing of the transaction. The Company recognizes a receivable for fees where the completion of the milestone has occurred, but payment by the customer has not been received. The Company has elected the practical expedient to not assess the existence of a financing component for contracts where the Company expects that the period between the achievement of the milestone and the payment by the customer will be one year or less.

Expenses associated with investment banking engagements, which are explicitly reimbursable by the customer, are deferred and recorded as contract assets in the statement of financial condition until the transaction is completed or the engagement is otherwise concluded. Payments received from customers for reimbursed expenses which are received prior to the close of the transaction or conclusion of the engagement are deferred and recorded as a contract liability, within deferred revenue, in the statement of financial condition. Client reimbursement revenue and expenses are recorded on a gross basis in the statement of income, as the Company is acting as a principal in the arrangement. As of December 31, 2024, the Company had contract assets of $50,371.

During 2024, investment banking revenue was recognized from 18 clients, and 4 clients accounted for approximately 54% of such revenues. Investment banking engagement agreements with 14 clients were open at December 31, 2024.

Management Fees

Through a management agreement with the General Partner of the Fund, the Company provides management and advisory services and receives management fees based on (i) total capital commitments of the limited partners of the Fund during the initial investment period (five years from the final closing) and (ii) thereafter, on total capital contributions of the limited partners actually used to make portfolio investments, less the amount of such capital contributions attributable to the Fund's disposed investments.

Management fees are considered variable as they are subject to fluctuation (e.g. changes in capital commitments or capital contributions used to make portfolio investments) and are recognized only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is resolved. Management fees are included in revenue at the end of each quarter when the total capital commitments and capital contributions of limited partners of the Fund is known.

Cash

Cash represents interest and non-interest bearing deposits in a bank located in Georgia. From time to time, balances in interest and non-interest bearing accounts may exceed federally insured limits.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are due from clients mainly for providing investment banking services, and are stated at the amount the Company expects to collect, are uncollateralized and do not bear interest.

The collectability of accounts receivable balances is regularly evaluated based on a combination of factors such as client credit-worthiness, past transaction history with the client, current economic and industry trends, and changes in client payment terms. If it is determined that a client will be unable to fully meet its financial obligation, such as in the case of a bankruptcy filing or other material event impacting its business, a specific reserve for bad debt is recorded to reduce the related receivable to the amount expected to be recovered. As of December 31, 2024, management has concluded that an allowance for credit losses is not necessary.

Furnishings and Equipment

Furnishings and equipment, carried at cost less accumulated depreciation, consists of leasehold improvements, furniture and fixtures, software, and office equipment. Expenditures for maintenance and minor repairs are charged to expense as incurred. Expenditures for major additions and betterments are capitalized.

Depreciation and amortization is computed using the straight-line method based on the assets estimated useful lives. Estimated useful lives are as follows: 5 to 7 years for furniture and equipment, 3 years for software, and 8 years for leasehold improvements. Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the remaining life of the lease.

Leases

The Company accounts for its leases in accordance with FASB, ASC 842, *Leases* (ASC 842). In accordance with ASC 842, the Company is required to recognize a right of use asset and a lease liability for all leases (other than leases that meet the definition of a short-term lease). The lease liability is equal to the present value of lease payments, and the right of use asset is equal to the lease liability, adjusted for other factors. For income statement purposes, ASC 842 requires leases to be classified as either operating or financing. Operating leases result in a straight-line expense pattern while finance leases result in a front-loaded expense pattern.

Income Taxes

The Company is a limited partnership and, as such, its earnings and income taxes flow through directly to the partners.

Management of the Company considers the likelihood of changes by tax authorities in its filed income tax returns and discloses potential significant changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions in its filed income tax returns that require disclosure in the accompanying financial statements. The Company's income tax returns for 2021, 2022, and 2023 are subject to examination by tax authorities, and may change upon examination.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, providing a single service within one line of business. The Company has identified the Managing Directors

as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date of the report, the date the financial statements were issued. Management has determined there were no subsequent events requiring recognition or disclosure in the financial statements.

2.   Furnishings and Equipment

Furnishings and equipment consist of the following at December 31, 2024:

Furniture and fixtures	$209,539
Office equipment	80,497
Leasehold improvements	451,245
	741,281
Less accumulated depreciation	(740,375)
Furnishings and equipment, net	$ 906

Depreciation expense for the year ended December 31, 2024 amounted to $58,319.

3.   Related Party Transactions

The partners of the Company are also principal owners and managing partners of a company, which is the General Partner of Fund III and its parallel partnership. Total management fees of $351,938 were earned from Fund III in 2024. At December 31, 2024, $1,441 is included in due from related party on the statement of financial condition from Fund III.

The Company has an agreement with the General Partner where the General Partner processes all payroll for the Company. The Company reimburses the General Partner for all payroll expenses. Total salaries and payroll taxes incurred by the General Partner during 2024 totaled $7,641,503 and are included in salaries and benefits expense on the statement of income.

The partners of the Company may sit on the Board of Directors of some of the clients of the Company, or may sit on or attend Board of Directors meetings of some portfolio companies of the Fund in exercise of the Fund's observation rights. The Company may, from time to time, enter into commercial arrangements with clients or vendors which have Board members or employees that are related parties to partners of the Company.

During 2024, the managing directors and vice presidents of the Company formed an entity, C&B Partners (Rentvine) LLC, to facilitate personal investments in a separate company, Rentvine LLC. At December 31, 2024, $5,007 is included in due from related party on the statement of financial condition from C&B Partners (Rentvine) LLC. Success fees earned from Rentvine LLC were $3,286,000 as of December 31, 2024 and are included in investment banking fees on the statement of income.

4. 401(k) Plan

The Company has adopted a 401(k) Plan that covers substantially all employees. Employees contribute voluntarily to the plan through salary reductions. The Company may contribute discretionary amounts as part of the employees' incentive compensation. The Company's contributions to the plan on behalf of the partners and employees totaled $170,158 for 2024.

5. Leases

Operating Leases

The Company assesses whether an arrangement qualifies as a lease (i.e., conveys the right to control the use of an identified asset for a period of time in exchange for consideration) at inception and only reassesses its determination if the terms and conditions of the arrangement are changed.

The Company has two non-cancelable operating lease agreements for office space and office equipment which expire in 2028. Lease expense is recognized for these leases on a straight-line basis over the lease term. The Company has made an accounting policy election to not apply the recognition requirement to leases with a term of less than one year (short term leases). There were no payments under short term leases during 2024.

The Company's leases include both lease (fixed rent payments) and non-lease components (common-area or other maintenance costs) which are accounted for as a single lease component as management has elected the practical expedient to group lease and non-lease components for all leases. The Company excludes options to extend or terminate a lease from its recognition as part of the right-of-use assets and lease liabilities until those options are reasonably certain and/or executed. Management has determined that the Company does not have any material guarantees, options to purchase, or restrictive covenants related to these leases.

The Company has made the election to apply the risk-free rate to discount lease payments to present value. As of December 31, 2024, the weighted-average discount rate is 4% and the weighted-average remaining lease term is 3.08 years.

Operating lease expense for the year ended December 31, 2024 totaled $233,328, of which $15,600 is included in office expense and $217,728 is included in occupancy expense in the accompanying statement of income. For the year ended December 31, 2024, cash paid for amounts included in the measurement of operating lease liabilities totaled $347,800.

As of December 31, 2024, the future minimum lease payments of operating lease liabilities are as follows:

Year	Amount
2025	298,230
2026	306,678
2027	315,405
2028	26,963
Total minimum future rental payments	947,276
Present value discount	(59,672)
Operating lease liability	$ 887,604

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) not exceed 15 to one. Net capital and the net capital ratio fluctuate on a daily basis. At December 31, 2024, the ratio of aggregate indebtedness to net capital was .1382 to one, and net capital was $914,337, which was $905,914 more than the required minimum net capital.